The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

August 3, 2022

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 290 to its Registration Statement on Form N-1A. PEA No. 290 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on May 23, 2022. The sole purpose of PEA No. 290 was to register ten new series of the Company. This letter responds to the Commission’s comments on the Genoa Benchmark US Treasury 30 Year Bond ETF, Genoa Benchmark US Treasury 20 Year Bond ETF, Genoa Benchmark US Treasury 10 Year Note ETF, Genoa Benchmark US Treasury 7 Year Note ETF, Genoa Benchmark US Treasury 5 Year Note ETF, Genoa Benchmark US Treasury 2 Year Note ETF, Genoa Benchmark US Treasury 12 Month Bill ETF, Genoa Benchmark US Treasury 9 Month Bill ETF, Genoa Benchmark US Treasury 6 Month Bill ETF, and Genoa Benchmark US Treasury 3 Month Bill ETF (each, a “Fund” and together, the “Funds”)

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Commission comments, and file updated exhibits to the Registration Statement. The Company notes that each Fund’s name is proposed to be redesignated as follows:

Genoa Benchmark US Treasury 30 Year Bond ETF à US Treasury 30 Year Bond ETF

Genoa Benchmark US Treasury 20 Year Bond ETF à US Treasury 20 Year Bond ETF

Genoa Benchmark US Treasury 10 Year Note ETF à US Treasury 10 Year Note ETF

Genoa Benchmark US Treasury 7 Year Note ETF à US Treasury 7 Year Note ETF

Genoa Benchmark US Treasury 5 Year Note ETF à US Treasury 5 Year Note ETF

Genoa Benchmark US Treasury 2 Year Note ETF à US Treasury 2 Year Note ETF

Genoa Benchmark US Treasury 12 Month Bill ETF à US Treasury 12 Month Bill ETF

Genoa Benchmark US Treasury 9 Month Bill ETF à US Treasury 3 Year Note ETF

Genoa Benchmark US Treasury 6 Month Bill ETF à US Treasury 6 Month Bill ETF

Genoa Benchmark US Treasury 3 Month Bill ETF à US Treasury 3 Month Bill ETF

For your convenience, each comment made by the Commission has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 290. The Company confirms that the response to Commission comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

GENERAL

1.	Comment: Please provide a copy of each Fund’s index methodology in advance of the effective date.

Response: The Company confirms it provided a copy of each Fund’s index methodology to the Commission.

PROSPECTUS

Prospectus – Summary Section – Fees and Expenses

2.	Comment: Consider deleting the “Distribution (12b-1) Fees” line item from the Fees and Expenses table as the line item is not applicable.

Response: The Company will retain the line item as it provides information to shareholders and prospective shareholders about the fees and expenses associated with the Fund.

Prospectus – Summary Section – Principal Investment Strategies – The Underlying Index

3.	Comment: Please disclose whether the Index Provider is an affiliate of the Adviser or the Fund.

Response: The Company supplementally confirms that the Index Provider is not an affiliate of the Fund or the Adviser, and will revise the disclosure accordingly.

4.	Comment: Please add a plain-English discussion of an “on-the-run” security.

Response: The Company will add the following language.

“An OTR security is the most recently issued of a periodically issued security (as opposed to an off-the-run security, which is a security that has been issued before the most recent issue and is still outstanding).”

Prospectus – Summary Section – Principal Investment Risks

5.	Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

6.	Comment: As each Fund may invest in derivatives, please provide a derivatives risk factor.

Response: The Company supplementally confirms that each fund will not invest in derivatives, and accordingly disclosure has been revised to remove references to each Fund investing in derivatives.

Prospectus – Summary Section – Management – Portfolio Managers

7.	Comment: Please add the month of inception of the Funds

Response: The Company will make the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Company – Directors and Executive Officers

8.	Comment: In the Directors and Officers table, please add the phrase “in the past 5 Years” to the column heading entitled “Other Directorships held by Director.”

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Alexander Morris, F/m Investments, LLC

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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